# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EKSO BIONICS HOLDINGS, INC., CIK 0001549084
CUSIP: 282644400
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 101 GLACIER POINT, SUITE A, SAN RAFAEL, California (CA), 94901
Date of event which requires filing of this statement: 04/08/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052205

## Reporting persons
- Mink Brook Partners LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 190,596; sole dispositive power 0; shared dispositive power 190,596; aggregate amount beneficially owned 190,596 (5.4% of the class)
  Comment: This percentage is calculated based upon 3,563,381 shares outstanding as of 2/23/26 disclosed in the company's Form 10-K
- Mink Brook Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 190,596; sole dispositive power 0; shared dispositive power 190,596; aggregate amount beneficially owned 190,596 (5.4% of the class)
  Comment: This percentage is calculated based upon 3,563,381 shares outstanding as of 2/23/26 disclosed in the company's Form 10-K
- William Mueller: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 190,596; sole dispositive power 0; shared dispositive power 190,596; aggregate amount beneficially owned 190,596 (5.4% of the class)
  Comment: This percentage is calculated based upon 3,563,381 shares outstanding as of 2/23/26 disclosed in the company's Form 10-K
- Mink Brook Asset Management LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 190,596; sole dispositive power 0; shared dispositive power 190,596; aggregate amount beneficially owned 190,596 (5.4% of the class)
  Comment: This percentage is calculated based upon 3,563,381 shares outstanding as of 2/23/26 disclosed in the company's Form 10-K

## Item 1. Issuer
Name of issuer: EKSO BIONICS HOLDINGS, INC.
Address of issuer's principal executive offices: 101 GLACIER POINT, SUITE A, SAN RAFAEL, CALIFORNIA, 94901.

## Item 2. Person Filing
Name of person filing:
Mink Brook Partners LP
Mink Brook Capital GP LLC
William Mueller
Mink Brook Asset Management LLC
Address of principal business office or, if none, residence:
201 Summa Street
West Palm Beach, FL 33405
Citizenship:
Mink Brook Partners LP - Delaware
Mink Brook Capital GP LLC - Delaware
William Mueller - Florida
Mink Brook Asset Management LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned: As of the close of business on April 8th, 2026, Mink Brook Partners LP held an aggregate of 190,596 shares of the common stock of the Issuer. As the general partner to Mink Brook Partners LP, Mink Brook Capital GP LLC may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP. As the managing member of Mink Brook Capital GP LLC and Mink Brook Asset Management LLC, William Mueller may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by Mink Brook Partners LP.

Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that Mr. Mueller or Mink Brook Capital GP LLC is the beneficial owner of the shares of the common stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.
Percent of class:
Mink Brook Partners LP - 5.4%
Mink Brook Capital GP LLC - 5.4%
William Mueller - 5.4%
Mink Brook Asset Management LLC - 5.4%
Sole power to vote or to direct the vote:
Mink Brook Partners LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to vote or to direct the vote:
Mink Brook Partners LP - 190,596
Mink Brook Capital GP LLC - 190,596
William Mueller - 190,596
Mink Brook Asset Management LLC - 190,596
Sole power to dispose or to direct the disposition:
Mink Brook Partners LP - 0
Mink Brook Capital GP LLC - 0
William Mueller - 0
Mink Brook Asset Management LLC - 0
Shared power to dispose or to direct the disposition:
Mink Brook Partners LP - 190,596
Mink Brook Capital GP LLC - 190,596
William Mueller - 190,596
Mink Brook Asset Management LLC - 190,596

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mink Brook Partners LP: /s/ William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (04/09/2026)
- Mink Brook Capital GP LLC: /s/ William Mueller, Managing Member, general partner Mink Brook Capital GP LLC (04/09/2026)
- William Mueller: /s/ William Mueller, Managing Member, Mink Brook Capital GP LLC (04/09/2026)
- Mink Brook Asset Management LLC: /s/ William Mueller, Managing Member, Mink Brook Asset Management LLC (04/09/2026)